Exhibit 99.1

VEDANTA LIMITED

CIN: L13209MH1965PLC291394

Regd. Office: 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai – 400 093

Tel.: +91-22 6643 4500 Fax: +91-22 6643 4530

Website: www.vedantalimited.com; E-mail ID: comp.sect@vedanta.co.in

Notice of the 55th Annual General Meeting

Notice is hereby given that the 55th Annual General Meeting (AGM/Meeting) of Vedanta Limited (“the Company”) will be held on Wednesday, September 30, 2020 at 3:00 p.m. IST through Video Conferencing (VC) / Other Audio-Visual Means (OAVM) to transact the following businesses:

Ordinary Business:

1.

To receive, consider and adopt the audited standalone financial statements of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors and Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2020 and the reports of the Board of Directors and Auditors thereon laid before this meeting be and are hereby received, considered and adopted.

2.

To receive, consider and adopt the audited consolidated financial statements of the Company for the financial year ended March 31, 2020 and the report of the Auditors thereon; and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2020 and the report of the Auditors thereon laid before this meeting be and are hereby received, considered and adopted.”

3.

To confirm the payment of first interim dividend of ₹ 3.90 per equity share i.e. 390% on face value of ₹ 1/- each for the financial year ended March 31, 2020 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT the first Interim dividend of ₹ 3.90 per equity share i.e. 390% on face value of ₹ 1/- each fully paid up for the Financial Year 2019-20 approved by the Board of Directors of the Company and already paid, be and is hereby confirmed.”

4.

To re-appoint Mr. GR Arun Kumar (DIN:01874769), who retires by rotation and being eligible, offers himself for re-appointment, as a Director and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, Mr. GR Arun Kumar (DIN:01874769), who retires by rotation at this meeting and being eligible has offered himself for re-appointment, be and is hereby re-appointed as Director of the Company, liable to retire by rotation”

Special Business:

5.

To consider appointment of Mr. Anil Kumar Agarwal (DIN:00010883) as a Non-Executive Director designated as the Chairman of the Company effective from April 01, 2020 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to Section 149, 152 and other applicable provisions if any of the Companies Act, 2013and the Companies (Appointment and Qualifications of Directors) Rules, 2014 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or enactment thereof for the time being in force), Mr. Anil Kumar Agarwal (DIN:00010883) who, on the recommendation of the Nomination and Remuneration Committee of the Board of Directors in their meeting held on March 27, 2020, has been appointed as an Additional Director by the Board of Directors with effect from April 01, 2020, in terms of Section 161(1) of the Act and who holds office till the date of the forthcoming Annual General Meeting and in respect of whom the Company has received a notice in writing under Section 160(1) of the Act from a member proposing his candidature for the office of Director, be and is hereby appointed as a Non-Executive Director designated as the Chairman of the Company, liable to retire by rotation.”

RESOLVED FURTHER THAT the Board of Directors of the Company and the Company Secretary be and are hereby severally authorized to do all such acts, deeds, matters and take all such steps as may be necessary, expedient and desirable to give effect to this resolution.”

6.	To consider re-appointment of Ms. Priya Agarwal (DIN:05162177) as Non-Executive Director of the Company and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to Section 152 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Appointment and Qualifications of Directors) Rules, 2014 (‘the Act’) and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or enactment thereof for the time being in force), and based on the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors, Ms. Priya Agarwal (DIN:05162177) who was appointed as a Non- Executive Director of the Company for a term of three (3) years effective from May 17, 2017 till May 16, 2020 by the shareholders and in respect of whom the Company has received a notice in writing under Section 160(1) of the Act from a Member proposing her candidature for the office of Director, be and is hereby re-appointed as a Non-Executive Director of the Company liable to retire by rotation, for a period of three (3) years with effect from May 17, 2020 till May 16, 2023”.

RESOLVED FURTHER THAT the Board of Directors of the Company and the Company Secretary be and are hereby severally authorized to do all such acts, deeds, matters and take all such steps as may be necessary, expedient and desirable to give effect to this resolution.”

7.

To consider re-appointment of Mr. GR Arun Kumar (DIN:01874769) as Whole-Time Director, designated as Chief Financial Officer (CFO) of the Company for the period from November 22, 2019 to November 21, 2021 and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 152, 196, 197,198, 203 read with Schedule V and all other applicable provisions, if any, of the Companies Act, 2013 (hereinafter referred to as ‘the Act’) and relevant Rules made thereunder and the applicable Regulations under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (including any statutory modification(s) or re-enactment thereof, for the time being in force), the provisions of the Articles of Association of the Company and based on the recommendation of the Audit and Nomination & Remuneration Committee and approval of the Board of Directors, approval of the members be and is hereby accorded to re-appoint Mr. GR Arun Kumar (DIN:01874769) as Whole-Time Director, designated as Chief Financial Officer of the Company for the period from November 22, 2019 to November 21, 2021 and in respect of whom the Company has received a notice in writing from a Member under Section 160(1) of the Companies Act, 2013 proposing his candidature for the office of the Director and on the terms and conditions including remuneration as set out in the explanatory statement annexed to the notice convening this meeting, liable to retire by rotation.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in the financial year, the Company will pay remuneration by way of Salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013 or in accordance with any statutory modification(s) thereof.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and / or remuneration based on the recommendation of the Audit & Risk Management and Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force).

RESOLVED FURTHER THAT the Board of Directors of the Company and the Company Secretary be and are hereby severally authorized to do all such acts, deeds, matters and take all such steps as may be necessary, expedient and desirable to give effect to this resolution.”

8.

To approve payment of remuneration to Mr. Srinivasan Venkatakrishnan (DIN:08364908), Whole-Time Director designated as Chief Executive Officer of the Company effective April 01, 2019 and, in this regard pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 190, 196, 197, 198, 203 and other applicable provisions of Companies Act, 2013, if any, and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or re-enactments thereof for the time being in force) and Articles of Association of the Company and such other approvals as may be necessary in this regard and as recommended by the Nomination & Remuneration Committee and approved by the Board of Directors and in partial modification of resolution passed by the Members at 54th Annual General Meeting held on July 11, 2019, approval of members be and is hereby accorded for the payment of managerial remuneration to Mr. Srinivasan Venkatakrishnan (DIN:08364908), Whole-Time Director designated as Chief Executive Officer (CEO) of the Company, effective from April 01, 2019 till the close of business hours on April 05, 2020, as set out in the Explanatory Statement annexed to the notice convening this meeting.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the remuneration based on the recommendation of the Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force).

RESOLVED FURTHER THAT the Board of Directors of the Company and the Company Secretary be and are hereby severally authorized to do all such acts, deeds, matters and take all such steps as may be necessary, expedient and desirable to give effect to this resolution.”

9.	To ratify the remuneration of Cost Auditors for the financial year ended March 31, 2021 and, in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and pursuant to the recommendation of the Audit Committee and approval of the Board of Directors, the remuneration, as set out in the Statement annexed to the Notice convening this meeting, to be paid to the Cost Auditors appointed by the Board of Directors of the Company, to conduct the audit of cost records of the Company for the financial year ended March 31, 2021, be and is hereby ratified.

RESOLVED FURTHER THAT the Board of Directors of the Company and the Company Secretary be and are hereby severally authorized to do all such acts, deeds, matters and take all such steps as may be necessary, expedient and desirable to give effect to this resolution.”

By Order of the Board of Directors

Prerna Halwasiya

Company Secretary & Compliance Officer

ACS No.20856

Place: New Delhi

Dated: September 07, 2020

Registered Office:

1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East)

Mumbai – 400 093

CIN: L13209MH1965PLC291394

E-mail: comp.sect@vedanta.co.in

Website: www.vedantalimited.com

Tel: +91 22 6643 4533; Fax: +91 22 6643 4530

NOTES:

1)

Pursuant to the General Circular numbers 20/2020, 17/2020 and 14/2020 dated May 5, 2020, April 13, 2020 and April 8, 2020 respectively, issued by the Ministry of Corporate Affairs (MCA) and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 issued by the Securities and Exchange Board of India (SEBI) (hereinafter collectively referred to as “the Circulars”), companies are permitted to conduct the AGM through VC/OAVM, without the physical presence of members at a common venue, in view of the outbreak of the COVID-19 pandemic. Hence, in compliance with the aforementioned Circulars, the 55th AGM of the Company is being held through VC/OAVM and the deemed venue for the AGM shall be the Registered Office of the Company.

2)

The Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013 (Act) setting out the material facts relating to the special businesses to be transacted at the 55th AGM is annexed hereto.

3)

The relevant details, pursuant to Regulation 26(4) and 36(3) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India, in respect of Directors seeking appointment / re-appointment at this Annual General Meeting (“AGM”) are also annexed.

4)

The requirement to place the matter relating to the appointment of Statutory Auditors for ratification by Members at every Annual General Meeting has been done away with vide notification dated May 7, 2018 issued by the Ministry of Corporate Affairs. Accordingly, no resolution is proposed for ratification of appointment of M/s. S.R. Batliboi & Co. LLP, Chartered Accountants (Firm Registration No. 301003E), Statutory Auditors, who were appointed to hold office from the conclusion of the 51st Annual General Meeting for a term of consecutive five years till conclusion of the 56th Annual General Meeting.

5)

A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being conducted through VC / OAVM, the facility for appointment of Proxy by the Members is not available for this AGM and hence the Proxy Form and Attendance Slip including Route Map are not annexed to this Notice.

6)

The members may join the meeting 30 minutes before and after the scheduled time of the commencement of the AGM. The facility of participation at the AGM through VC/OAVM will be made available for 1,000 members on first come first served basis. This will not include large Shareholders (Shareholders holding 2% or more shareholding), Promoters, Institutional Investors, Directors, Key Managerial Personnel, the Chairpersons of the Audit Committee, Nomination and Remuneration Committee and Stakeholders Relationship Committee, Auditors etc. who are allowed to attend the AGM without restriction on account of first come first served basis.

7)	Participation of members through VC / OAVM will be reckoned for the purpose of quorum for the AGM as per section 103 of the Act.

8)

Pursuant to Section 113 of the Companies Act, 2013 Institutional / Corporate Shareholders (i.e. other than individuals / HUF, NRI etc.) are required to send a scanned copy (PDF/JPG Format) of its Board or governing body Resolution/Authorization etc., authorizing its representative to attend the AGM through VC / OAVM and vote on its behalf. The said Resolution/Authorization shall be sent to the Company at vedlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

9)	The Register of Members and Share Transfer Books of the Company will remain closed from Friday, September 25, 2020 to Tuesday, September 29, 2020 (both days inclusive).

DISPATCH OF ANNUAL REPORT THROUGH EMAIL AND REGISTRATION OF EMAIL IDs

10)

The Notice of the 55th AGM and the Integrated Report and Annual accounts for the financial year 2019-20 (hereinafter referred to as the “Annual Report”) are being sent through electronic mode to the members who have registered their email IDs with the Company / Depository Participants (DPs) / KFin Technologies Private Limited (KfinTech) in accordance with the aforementioned Circulars. No physical copy of the Notice and the Annual Report has been sent to members who have not registered their e-mail addresses with the Company / DPs / KFinTech.

11)

Members whose email ID is not registered and who wish to receive the Notice of the AGM, Annual Report and all other communications by the Company, from time to time may get their email ids registered by submitting a written request letter to KFinTech at einward.ris@kfintech.com or to the Company at comp.sect@vedanta.co.in. However, for the shares held in demat form, members are requested to write to their respective DPs.

12)

The Integrated Annual Report including the Notice will also available on the website of the Company at www.vedantalimited.com, the website of National Securities Depository Limited (NSDL) at https://www.evoting.nsdl.com and also on the website of BSE Limited www.bseindia.com and The National Stock Exchange of India Limited www.nseindia.com.

PROCEDURE FOR JOINING THE AGM THROUGH VC / OAVM / TO VIEW THE LIVE WEBCAST OF THE AGM

13)	The Company has engaged the services of National Securities Depositories Limited (“NSDL”) for providing facility for convening the AGM through VC / OAVM and for the live webcast.

Members may access the same at https://www.evoting.nsdl.com under shareholders/members login by using their remote e-voting credentials and selecting the EVEN of the Company’ AGM.

14)

Members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in the Notice to avoid last minute rush. Further, members can also use the OTP based login for logging into the e-voting system of NSDL.

15)

Members are requested to join the Meeting or view the live webcast of the Company through Laptops for better experience. Also, members will be required to allow camera and use internet with a good speed to avoid any disturbance during the meeting. Please note that participants connecting from Mobile Devices or Tablets or through Laptop connected via mobile hotspot may experience audio/video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN connection to mitigate any kind of glitches.

16)

Members requiring any assistance/ support for participation before or during the AGM, can contact NSDL on evoting@nsdl.co.in or can call at toll free no. 1800-222-990 or can contact Ms. Pallavi Mhatre, Manager or Ms. Soni Singh, Asst. Manager, National Securities Depository Limited, at the designated email id – pallavid@nsdl.co.in or SoniS@nsdl.co.in or at telephone nos.:- +91 22 24994545, +91 22 24994559.

PROCEDURE FOR SPEAKER REGISTRATION OR TO RAISE QUESTIONS / QUERIES

17)

As the AGM is being conducted through VC / OAVM, members having any question on financial statements or on any agenda item proposed in the notice of AGM are requested to send their queries in advance, latest by Monday, September 21, 2020 (5:00 pm IST) through email at compliance.officer@vedanta.co.in by mentioning their name, DP Id and Client Id/Folio No., e-mail id, mobile number. Such questions shall be taken up during the meeting or replied by the Company suitably.

18)

Members who would like to express their views or ask questions during the AGM may register themselves as speaker by sending their request from their registered email address mentioning their name, DP ID and client ID/Folio no, No. of shares, PAN, mobile number at compliance.officer@vedanta.co.in on or before September 21, 2020 (5:00 pm IST). Those Members who have registered themselves as a speaker will only be allowed to express their views, ask questions during the AGM. The Company reserves the right to restrict the number of speakers as well as the speaking time depending upon the availability of time at the AGM.

PROCEDURE FOR INSPECTION OF DOCUMENTS

19)	All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection through electronic mode, basis request being sent to compliance.officer@vedanta.co.in.

20)

All documents referred to in the accompanying Notice and the Explanatory Statement including the Register of Directors and Key Managerial Personnel and their Shareholding maintained under Section 170 of the Act, the Register of Contracts or arrangements in which Directors are interested under Section 189 of the Act and the Certificate from Auditors of the Company certifying that the Employee Stock Option Scheme of the Company are being implemented in accordance with, the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, shall be made available for inspection till the conclusion of AGM, upon request by the members.

PROCEDURE FOR REMOTE E-VOTING (INCLUDING REMOTE E-VOTING)

21)

The Company has engaged the services of NSDL for providing facility for voting by electronic means (e-voting) through an electronic voting system which will include remote e-voting. The facility for e-voting will also be made available during the AGM and Members attending the AGM, who have not already cast their vote(s) by remote e-voting shall be able to cast their vote through e-voting during the AGM. Information and instructions including details of User ID and password relating to e-voting are provided in the Notice under Note No. 22.

22)	Voting through Electronic means - Information and instructions relating to e-voting are as under:

a)

Pursuant to the provisions of Section 108 and other applicable provisions, if any, of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended; Regulation 44 of SEBI Listing Regulations; and SS-2, the Company is pleased to provide to its members, facility to exercise their right to vote on the resolutions proposed to be considered at the 55th AGM by electronic means;

b)	The Company has engaged the services of NSDL as the Agency to provide e-voting facility;

c)	The Members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again;

d)

A member can opt for only single mode of voting, i.e., through remote e-voting or e-voting during the Meeting. If a member casts vote(s) by both modes, then voting done through remote e-voting shall prevail and vote(s) cast at the Meeting shall be treated as “INVALID”;

e)	The remote e-voting facility will be available during the following period:

Commencement of remote e-voting	From 9:00 a.m. (IST) on Sunday, September 27, 2020
End of remote e-voting	Upto 5:00 p.m. (IST) on Tuesday, September 29, 2020

f)	The members may please note that the remote e-voting shall not be allowed beyond the above-mentioned date and time.

g)

Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice of 55th AGM and holds shares as on the cut-off date i.e. Wednesday, September 23, 2020, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing user ID and password/ PIN for casting your vote;

h)	A person who is not a member as on the cut- off date should treat this Notice for information purpose only;

i)

A person, whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of e-voting. In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote during the Meeting;

j)	The voting rights of the members shall be in proportion to their shares of the paid-up equity share capital of the Company as on the cut-off date (record date) i.e., Wednesday, September 23, 2020;

k)	The procedure and instructions for remote e-voting are given below:

Step 1: Log-in to NSDL e-voting system at https://www.evoting.nsdl.com/

Step 2: Cast your vote electronically on NSDL e-voting system

Details on Step 1 to log in to NSDL e-voting system are mentioned below:

1.	Visit the e-voting website of NSDL. Open web browser by typing the following https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon “Login” which is available under “Shareholders” section.

3.

A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL e-services i.e., IDEAS, you can log-in at https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL e-services after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e., cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e., Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP Id followed by 8 Digit Client Id For example, if your DP Id is IN300*** and Client Id is 12****** then your user Id is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your user ID is 12**************
For Members holding shares in Physical Form.	EVEN Number followed by Folio No. registered with the Company For example, if EVEN is 123456 and Folio No. is 001*** then user ID is 123456001***

5.	Your password details are given below:

a)	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.

b)

If you are using NSDL e-voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you by NSDL. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c)	How to retrieve your ‘initial password’?

•

If your e-mail ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your e-mail ID. Trace the email sent to you from NSDL in your mailbox from evoting@nsdl.com. Open the email and open the attachment i.e., a ..pdf file. The password to open the .pdf file is your 8-digit Client Id for NSDL account, last 8 digits of Client Id for CDSL account or Folio No. for shares held in physical form. The .pdf file contains your ‘User Id’ and your ‘initial password’.

•	In case you have not registered your email address with the Company/ Depository, please follow instructions mentioned above in this notice.

6.	If you are unable to retrieve or have not received the ‘initial password’ or have forgotten your password:

a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	“Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.
c)

If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number / Folio No., your PAN, your name and your registered address.

d)	Members can also use the one-time password (OTP) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, click on Agree to “Terms and Conditions” by selecting on the check box.

8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-voting will open.

Details on Step 2 to cast vote electronically on NSDL e-Voting System are mentioned below:

1.	After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. Then, click on Active Voting Cycles.

2.	After click on Active Voting Cycles, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

3.	Select “EVEN” of the Company.

4.	Now you are ready for e-voting as the Voting page opens.

5.	Cast your vote by selecting appropriate options i.e., assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

6.	Upon confirmation, the message “Vote cast successfully” will be displayed.

7.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

GENERAL INFORMATION FOR SHAREHOLDERS

23)

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on https://www.evoting.nsdl.com/ to reset the password.

24)

In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the download section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in or contact Ms. Pallavi Mhatre, Manager or Ms. Soni Singh, Asst. Manager, National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013, at the designated email id – evoting@nsdl.co.in or pallavid@nsdl.co.in or SoniS@nsdl.co.in or at telephone nos.:- +91 22 24994545, +91 22 24994559, who will also address the grievances connected with the voting by electronic means.

25)

Mr. Upendra Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654) has been appointed as the Scrutinizer for conducting the e-voting process including remote e-voting in a fair and transparent manner and he has communicated his willingness to be appointed and will be available for same purpose.

26)

The Scrutinizer will, after conclusion of e-voting at the meeting, scrutinize the votes cast at the meeting and through e-voting and make a consolidated scrutinizer’s report of the votes cast in favour or against, if any, and submit the same to the Chairman of the meeting or a person authorised by him in writing who shall countersign the same. The Chairman or any other person authorized by the Chairman, shall declare the results within Forty -Eight (48) hours after the conclusion of the meeting. The said results along with the report of the scrutinizer will also be placed on the website of the Company www.vedantalimited.com, the website of NSDL https://www.evoting.nsdl.com and shall also be displayed at the registered and corporate office of the Company. The results shall simultaneously be submitted to the Stock Exchange(s) and available at www.bseindia.com and www.nseindia.com. The resolutions will be deemed to be passed on the date of AGM subject to receipt of the requisite number of votes in favour of the resolutions.

27)

Members who are holding shares in physical form are requested to address all correspondence concerning transmissions, sub-division, consolidation of shares or any other share related matters and / or change in address or updation thereof with Company’s Registrar and Transfer Agents, KFin Technologies Private Limited (“KFinTech”). Members, whose shareholding is in electronic mode are requested to intimate the change of address, registration of e-mail address and updation of bank account details to their respective Depository Participants.

INFORMATION RELATING TO INVESTOR EDUCATION AND PROTECTION FUND (IEPF):

28)

The Company has transferred the unpaid or unclaimed dividends declared upto the financial years 2012-13 from time to time on the respective due dates, to the Investor Education and Protection Fund (IEPF) established by the Central Government.

Pursuant to Section 124(6) of the Companies Act, 2013, read with IEPF Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 and amendments thereto (IEPF Rules), all shares in respect of which dividend has not been paid/ claimed for a period of seven consecutive years or more shall be transferred in the name of Investor Education and Protection Fund (IEPF) Authority.

The Members whose unclaimed dividend/shares have been transferred to IEPF, may claim the same by applying to the IEPF Authority through submission of an online Form IEPF-5 on the website of IEPF Authority www.iepf.gov.in. The details of such unclaimed dividend / shares transferred to IEPF has been uploaded on the website of the Company https://www.vedantalimited.com and www.iepf.gov.in.

29)

The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their DPs with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details with KFinTech or update the same on the website of the Company at https://www.vedantalimited.com.

30)

Non-Resident Indian members are requested to inform KFinTech /their respective DPs, immediately of (a) change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

APPEAL TO SHAREHOLDERS:

•	DEMAT

Regulation 40 of Securities Exchange Board of India (Listing Obligations and Disclosure Requirements), Regulations, 2015, as amended and the SEBI notification dated June 08, 2018, prohibits transfer of shares in physical mode and mandates holding in demat except in case of transmission or transposition. Accordingly, Members are requested to convert the physical holding to demat through Depository Participant. The process for conversion of physical shares into demat is provided on the website of the Company at www.vedantalimited.com. Members may also contact the Company for any assistance in this regard. Members are informed that for any changes / updations in the demat account including bank mandate, address, nomination, registration of email id etc. Depository Participants have to be informed.

•	REGISTRATION OF NOMINATION, UPDATION OF PAN & BANK MANDATE AND CONTACT DETAILS

Registration of nomination makes easy for dependents to access your investments and set out the proportion of your benefits to the nominees. Registration and/ or updation of bank mandate ensures the receipt of dividend and/or any other consideration timely, faster and easier and more important avoids fraudulent encashment of warrants. Further the Company has provided the facility to the Members to directly update their details on the website of the Company at www.vedantalimited.com.

Statement Pursuant to Section 102(1) of the Companies Act, 2013 (“the Act”)

The following Statement sets out all material facts relating to the Special Business mentioned in the Notice:

Item no. 5

The Board of Directors of the Company, on the recommendation of the Nomination and Remuneration Committee and taking into account the need for providing advice, guidance and mentorship to the Company’s management, in their meeting held on March 27, 2020, approved the appointment of Mr. Anil Kumar Agarwal (DIN:00010883), the Founder and Chairman of Vedanta Resources Limited, as an Additional Director in terms of Section 161(1) of the Act, in the capacity of a Non-Executive Director designated as the Chairman of the Board of Directors of the Company, liable to retire by rotation with effect from April 01, 2020 subject to the approval of Shareholders at the ensuing Annual General Meeting (AGM).

Mr. Anil Kumar Agarwal has more than four decades of entrepreneurial and business experience in the mining industry. He has shaped the Group’s strategic vision and played the role of chief mentor in order to create a world-class diversified portfolio of large, structurally low-cost assets in oil and gas, zinc, silver, copper, iron ore, aluminum and steel.

Mr. Anil Kumar Agarwal places considerable focus on safety and sustainable development for the benefit of the surrounding communities with a deep-seated belief that businesses must give back to the society and help them prosper.

The Company has received from Mr. Anil Kumar Agarwal with respect to his appointment as a Director of the Company, (a) his consent in writing to act as a Director in DIR-2 pursuant to Rule 8 of The Companies (Appointment & Qualification of Directors) Rules, 2014; (b) declaration in Form DIR-8 in terms of The Companies (Appointment & Qualification of Directors) Rules, 2014, to the effect that he is not disqualified to be appointed as a Director under Section 164(2) of the Companies Act, 2013; and (c) confirmation that he is not debarred from holding the office of director by virtue of any SEBI order or any other such authority.

Considering the enormous expertise of Mr. Anil Kumar Agarwal to be of utmost significance to the Company, shareholders’ approval is sought for appointment of Mr. Anil Kumar Agarwal as a Non-Executive Director designated as the Chairman of the Company with effect from April 01, 2020.

Pursuant to Section 160 of the Act, the Company has received notice in writing from a member proposing the candidature of Mr. Anil Kumar Agarwal for the Office of Director.

In terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014, Mr. Anil Kumar Agarwal is the brother of Mr. Navin Agarwal and father of Ms. Priya Agarwal. Further, Mr. Anil Kumar Agarwal is not related inter-se with any other member of the Board.

Mr. Anil Kumar Agarwal, in the capacity of Non-Executive Chairman, is entitled to sitting fees and profit related commission, as may be recommended and approved by the Nomination & Remuneration Committee and the Board, subject to the overall limits prescribed under the provisions of the Companies Act and SEBI Listing Regulations.

Save and except Mr. Anil Kumar Agarwal and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 5.

The Board of Directors accordingly recommends the resolution as set out at Item No.5 of the Notice for the approval of the Members as an Ordinary Resolution.

Item no. 6

Ms. Priya Agarwal (DIN:05162177) was appointed by the Board of Directors as an Additional Director in terms of Section 161(1) of the Act in the capacity of a Non-Executive Director of the Company for a term of three (03) years with effect from May 17, 2017 till May 16, 2020. The appointment was approved by the shareholders in the AGM held on July 14, 2017.

Ms. Agarwal brings with her experience in Public Relations with Ogilvy & Mather and in Human Resources with Korn Ferry International. She has done B.Sc. Psychology with Business Management from the University of Warwick in the UK. She anchors CSR, PR & Communications for the Group.

Considering the diversified experience and contribution the Board recommends her continuation on the Board of the Company as a Non-Executive Director.

The Board of Directors on May 16, 2020, on the recommendation of the Nomination and Remuneration Committee and performance evaluation report, approved the re-appointment of Ms. Priya Agarwal as Non-Executive Director of the Company, liable to retire by rotation, with effect from May 17, 2020 for a term of three years.

Ms. Priya Agarwal is not disqualified from being re-appointed as a Director in terms of Section 164 of the Act, nor debarred from holding the office of director by virtue of any SEBI order or any other such authority and has given her consent in for DIR-2, pursuant to Rule 8 of Companies (Appointment & Qualification of Directors) Rules, 2014 for the said re-appointment. Accordingly, Shareholders approval is sought for re-appointment of Ms. Priya Agarwal, Non-Executive Director with effect from May 17, 2020 for a term of three years.

Pursuant to Section 160 of the Act, the Company has received notice in writing from a member proposing the candidature of Ms. Priya Agarwal for re-appointment.

In terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014, Ms. Priya Agarwal is the daughter of Mr. Anil Agarwal.

Save and except Ms. Priya Agarwal and her relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/KMP and their relatives except as mentioned earlier are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No.6.

The Board of Directors accordingly recommends the resolution as set out at Item No.6 of the Notice for the approval of the Members as an Ordinary Resolution.

Item no. 7

The Board on the recommendation of the Audit and Nomination & Remuneration Committee at its meeting held on November 14, 2019 and performance evaluation report, approved the re-appointment of Mr. GR Arun Kumar (DIN:01874769) as the Whole-Time Director (WTD), designated as Chief Financial Officer (CFO) & Key Managerial Personnel (KMP) of the Company for a further period of two (02) years effective from November 22, 2019 to November 21, 2021.

Pursuant to Sections 190, 196, 197, 198, 203 and other applicable provisions of Companies Act, 2013, if any and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactments thereof for the time being in force) and Articles of Association of the Company, the re-appointment of Mr. GR Arun Kumar requires approval of the Members by way of Ordinary Resolution on the terms and conditions as mentioned below:

•

Fixed Pay: The fixed pay of Mr. GR Arun Kumar is ₹ 380.34 Lacs which includes components of basic pay, house rent allowance, personal allowance, statutory bonus, leave travel allowance, medical allowance and retirals. The retirals include components of gratuity, provident fund and superannuation.

•	Benefits: The annualized benefits amount upto ₹ 11.10 Lacs which includes car benefit, vehicle maintenance allowance and furnishing benefits.

•

Annual Bonus: The annual bonus scheme is to incentivize employees to achieve specific financial, business and strategic predetermined goals, within the Group’s risk appetite the evaluation for which is done on the performance measures upon completion of the financial year (Apr–Mar). The plan and payout is linked to achievement of business and individual targets. Mr. GR Arun Kumar is eligible for payment of bonus upto a maximum of 125% of fixed pay.

•

Stock Option Grants: Employees Stock Option Scheme (“ESOS”) linked to Vedanta Limited is a conditional share plan for rewarding talent on a pre-determined vesting criteria i.e., Total Shareholder Return over 3-year performance period against the peer group of resource companies, Sustained Business EBITDA over the vesting period and continued employment with the Group. ESOS is implemented periodically, at the sole discretion of management, in which some select employees are eligible for grant of options based on individual performance and potential. Mr. GR Arun Kumar is eligible to receive the grant upto a maximum of 100% of fixed pay however, the grant quantum is determined every year by the NRC.

The Company has received from Mr. GR Arun Kumar consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; intimation in Form DIR-8 to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013, declaration pursuant to Part I of Schedule V and a declaration that he has not been debarred from holding office of a Director by virtue of any Order passed by SEBI or any other such authority.

Pursuant to Section 160 of the Act, the Company has received notice in writing from a member proposing the candidature of Mr. GR Arun Kumar for re-appointment.

The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of re-appointment pursuant to Section 196 of the Act.

Save and except Mr. GR Arun Kumar and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors / KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 7.

The Board of Directors accordingly recommends the resolution as set out at Item No. 7 of the Notice for the approval of the Members as an Ordinary Resolution.

Item no. 8

The Board of Directors of the Company at their meeting held on January 31, 2019 approved the appointment of Mr. Srinivasan Venkatakrishnan (Mr. Venkat) as Whole-Time Director (WTD) designated as Chief Executive Officer (CEO) & Key Managerial Personnel (KMP) of the Company effective March 01, 2019 upto August 31, 2021. It was also noted that the entire remuneration of Mr. Venkat shall be drawn from Vedanta Resources Limited, the Holding Company and nil remuneration will be drawn from Vedanta Limited which was approved by the shareholders at the 54th Annual General Meeting.

Further, based on the feedback received and on the recommendation of Nomination and Remuneration Committee, the Board of Directors of the Company subject to the approval of the shareholders, had approved the payment of 80% of entire remuneration payable to Mr. S Venkat by the Company and balance 20% by Vedanta Resources Limited effective April 1, 2019 till his balance tenure.

In view of the resignation of Mr. Venkat as the WTD & CEO of the Company effective from close of business hours on April 05, 2020, approval of the members is being sought for payment of 80% remuneration to Mr. Venkat effective from April 1, 2019 till April 05, 2020 as detailed below:-

S. No.	Particulars	Amount (in Rs.)
1	Salary & Perquisites	98,264,380
2	Annual Bonus for FY 2018-19	16,720,555
3	Others (Medical Insurance)	1,526,335
Total		116,511,270

Mr. S Venkat’s remuneration has been considered for the period April 1, 2019 till April 5, 2020, as he resigned from the organization at the close of business hours on April 5, 2020. The disclosed remuneration does not include the tax borne by the Company on benefits for the period mentioned above as well as the expense for relocating back to the home country upon resignation.

Mr. S Venkat was based out of UK and was paid remuneration in GBP of which 80% was paid by Vedanta Limited and 20% by Vedanta Resources Limited (VRL). The 80% was paid by Vedanta Limited in the form of reimbursements to VRL and paid to Mr. Venkat through VRL account. The 20% remuneration amounting to Rs. 29,127,809 (£ 323,275) has been paid by VRL.

Benefits paid/given in the specified period to Mr. Venkat as per his appointment letter are mentioned under Perquisite tab.

Upon resignation from the organization Mr. Venkat’s earned leaves have been encashed amounting to Rs. 6,584,407 (£73,077) of which 80% has been charged to Vedanta Limited (Rs. 5,267,525 ) and 20% has been charged to VRL (Rs. 1,316,881 i.e. £ 14,615) while the complete payment has been made by VRL in GBP.

In addition to above compensation Mr. Venkat has been paid buy out awards as per agreement amounting to Rs. 95,240,939 (£1,057,030) by VRL.

The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of payment of remuneration pursuant to Section 196 of the Act.

Save and except Mr. Venkat and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors / KMP and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 8.

The Board of Directors accordingly recommends the resolution as set out at Item No. 8 of the Notice for the approval of the Members as an Ordinary Resolution.

Item no. 9

In accordance with the provisions of Section 148 of the Act read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors as recommended by the Audit Committee and approved by the Board of Directors, is required to be ratified by the members of the Company at the General Meeting.

The Board of Directors has, on the recommendation of the Audit Committee, approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the Company across various segments, for the financial year ending March 31, 2021 as per the following details:

S. No.	Businesses	Cost Auditors	Audit Fees for FY 2020-21*
1	Vedanta Limited (other than Oil and Gas) and lead cost auditor	M/s Ramnath Iyer & Co. (Lead Auditor)	₹	14,00,000
2	Oil & Gas	M/s Shome and Banerjee	₹	5,00,000

*	plus applicable taxes and reimbursement of out of pocket expenses.

Accordingly, ratification by the members is being sought to the remuneration payable to the Cost Auditors for the financial year ending March 31, 2021 by way of an Ordinary Resolution as set out in Item No. 9 of the Notice.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 9 of the Notice.

The Board of Directors recommends the resolution as set out at Item No. 9 of the Notice for approval of the Members as an Ordinary Resolution.

Annexure to the Notice of AGM

Details of Directors retiring by rotation, seeking appointment / re-appointment at the ensuing Annual General Meeting:

Mr. Anil Agarwal
Director Identification Number (DIN)	00010883
Age	September 07, 1952 (68 Yrs)
Date of appointment/re-appointment on the Board	April 01, 2020
Qualification, Brief resume/Experience (including expertise in specific functional area)

Mr. Agarwal founded the Group in 1976 and has over four decades of entrepreneurial and business experience. He has led the Group and has helped to shape its strategic vision. Under his leadership, Vedanta has grown from an Indian domestic miner into a global natural resources group with entities listed in a number of markets and a world-class portfolio of large, diversified, structurally low-cost assets which are capable of generating strong cash flow.

For detailed profile, please refer the Annual Report.

Terms and Conditions of Appointment / Re-appointment	As detailed in this Notice alongwith explanatory statement in Item No. 5
Remuneration last drawn (including sitting fees, if any)	Not Applicable
Remuneration proposed to be paid	As mentioned in this Notice alongwith explanatory statement in Item No. 5.
Shareholding in the Company as on March 31, 2020	Nil
Relationship with other Directors / Key Managerial Personnel/ Managers	Father of Ms. Priya Agarwal and Brother of Mr. Navin Agarwal
Number of meetings of the Board attended during the year	As mentioned in the Corporate Governance Report
Directorship of other Boards as on March 31, 2020	Listed • Sterlite Technologies Limited • Anil Agarwal Foundation Foreign • Vedanta Resources Limited • Conclave PTC Limited

Membership / Chairmanship of Committees of the other Boards as on March 31, 2020	Vedanta Resources Limited	Nomination Committee	Member

Ms. Priya Agarwal
Director Identification Number (DIN)	05162177
Age	August 10, 1989 (31 Yrs)
Date of appointment/re-appointment on the Board	May 17, 2017 (Appointment) May 17, 2020 (Re-appointment)
Qualifications	B. Sc. in Psychology with Business Management from University of Warwick, UK
Brief resume/Experience (including expertise in specific functional area)	Experience in public relations with Ogilvy & Mather and in Human Resources with Korn Ferry International. For detailed profile, please refer the Annual Report
Terms and Conditions of Appointment / Re-appointment	As detailed in this Notice alongwith explanatory statement in Item No. 6.
Remuneration last drawn (including sitting fees, if any)	As mentioned in the Corporate Governance Report
Remuneration proposed to be paid	As per existing terms and conditions
Shareholding in the Company as on March 31, 2020	Nil
Relationship with other Directors / Key Managerial Personnel/ Managers	Daughter of Mr. Anil Agarwal
Number of meetings of the Board/Committee attended during the year	As mentioned in the Corporate Governance Report
Directorship of other Boards as on March 31, 2020	None
Membership / Chairmanship of Committees of the other Boards as on March 31, 2020	None

Mr. GR Arun Kumar
Director Identification Number (DIN)	01874769
Age	June 29, 1971 (49 Years)
Date of appointment/re-appointment on the Board	November 22, 2016 (Appointment) November 22, 2019 (Re-appointment)
Qualifications	Fellow Member of the Institute of Chartered Accountants of India.
Brief resume/Experience (including expertise in specific functional area)

Over 24 years of experience in serving global multinationals like Hindustan Unilever and General Electric. Prior to his joining Vedanta, he was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai. He is responsible for overall health of balance sheet, driving performance in profit and cash, treasury, investor relations, credit ratings, tax, secretarial, controllership, recording & reporting and other key strategic matters from time to time.

For detailed profile, please refer the Annual Report

Terms and Conditions of Appointment / Re-appointment	As mentioned in this Notice alongwith explanatory statement in Item No. 7
Remuneration last drawn (including sitting fees, if any)	As mentioned in the Corporate Governance Report
Remuneration proposed to be paid	As mentioned in this Notice alongwith explanatory statement in Item No. 7
Shareholding in the Company as on March 31, 2020	8,000 equity shares of Re.1/- each
Relationship with other Directors / Key Managerial Personnel/ Managers	None as per the definition of Relatives specified in the Companies Act and Listing Regulations
Number of meetings of the Board / Committee attended during the year	As mentioned in the Corporate Governance Report
Directorship of other Boards as on March 31, 2020

Unlisted

•  Sesa Resources Limited

•  Sesa Mining Corporation Limited

•  Sterlite Iron & Steel Company Limited

•  Sesa Community Development Foundation

Foreign

•  Black Mountain Mining Pty Limited

•  Namzinc (Pty) Limited

•  Skorpion Mining Company (Pty) Limited

•  Vedanta Lisheen Mining Limited

•  Killoran Lisheen Mining Limited

•  Lisheen Milling Limited

•  Vedanta Exploration Ireland Limited

•  Copper Mines of Tasmania Pty Limited

•  Thalanga Copper Mines Pty Limited

•  Konkola Copper Mines Plc

Membership / Chairmanship of Committees of the other Boards as on March 31, 2020	-